[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 13, 2010

Mr. Richard Pfordte Ms. Kimberly Browning U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Build America Bonds Managed Duration Trust (File Nos. 333-168042 and 811-22437)

Dear Sir and Madam:

In connection with your comments to the Registration Statement on Form N-2 filed by Guggenheim Build America Bonds Managed Duration Trust (the “Trust”), you requested that we provide a supplemental analysis regarding whether the reimbursement by the Trust of distribution expenses incurred by an affiliated underwriter is subject to the restrictions of Section 17(d) of the Investment Company Act of 1940, as amended.

The Trust’s investment adviser is Guggenheim Funds Investment Advisors, LLC (the “Adviser”).  The Trust’s investment sub-adviser is Guggenheim Partners Asset Management, LLC (the “Sub-Adviser”).  Guggenheim Funds Distributors, Inc. (“Guggenheim Funds Distributors”), an affiliate of the Adviser and the Sub-Adviser, is acting as a co-managing underwriter in connection with the offering (the “Offering”) of common shares of beneficial interest, par value $0.01 per share, of the Trust (“Common Shares”).  Guggenheim Funds Distributors is identified as a co-managing underwriter in the Preliminary Prospectus, dated September 30, 2010 (the “Prospectus”).  The Adviser has agreed to pay all organizational expenses of the Trust and to pay offering expenses of the Trust which exceed $0.04 per share.

As disclosed in the Prospectus, Guggenheim Funds Distributors will provide distribution assistance to the Trust during the Offering, including preparation and review of the Trust’s marketing materials and assistance in presentations to other underwriters and selected dealers. Guggenheim Funds Distributors provides wholesaling efforts on behalf of the Trust to supplement the selling efforts of the other underwriters and may pay compensation to its employees who assist in marketing the Trust's securities.

Securities and Exchange Commission
October 13, 2010

Pursuant to the Underwriting Agreement to be entered into by the Trust, the Adviser, the Sub-Adviser and the several underwriters, the Trust has agreed to reimburse Guggenheim Funds Distributors for the expenses of providing distribution services on behalf of the Trust in an amount not to exceed 0.15% of the aggregate public offering price of the Common Shares sold in the Offering.  Also pursuant to the Underwriting Agreement, Guggenheim Funds Distributors has agreed that such reimbursement would be subject to the offering expenses limitation of $0.04 per share described above, in effect agreeing to waive the reimbursement to which it would otherwise be entitled.  Therefore, reimbursement by the Trust of the expenses of Guggenheim Funds Distributors will not be paid by the Trust to the extent that such payment would cause the total offering expenses of the Trust to exceed $0.04 per share.   The Trust notes that the Underwriting Agreement, which provides for this arrangement, has been approved in a manner consistent with the requirements of Section 15(c) of the 1940 Act, by the vote of a majority of the trustees who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Any such reimbursement by the Trust of the expenses of Guggenheim Funds Distributors will be a one time expense in connection with the Offering and does not represent an ongoing expense of the Trust or ongoing compensation of Guggenheim Funds Distributors.  The reimbursement of Guggenheim Funds Distributors will be reflected in the Trust’s Statement of Changes in Net Assets as a charge to paid in capital, consistent with the accounting treatment of other offering expenses borne by the Trust.

The terms of the reimbursement by the Trust of the expenses of Guggenheim Funds Distributors will be reviewed by the Financial Industry Regulatory Authority, Inc. (“FINRA”) in the course of their review of the terms of the distribution arrangements for the Offering.  The maximum amount of the reimbursement by the Trust of the expenses of Guggenheim Funds Distributors will be included as underwriter compensation for purposes of FINRA’s limitations on overall underwriter compensation.

The provision of distribution services by Guggenheim Funds Distributors on behalf of the Trust, the reimbursement by the Trust of the expenses incurred in connection with the provision of such services and the agreement by Guggenheim Funds Distributors to waive such reimbursement in excess of the offering expense limitation are not prohibited by Section 17(d).  Section 17(d) explicitly permits an affiliated person of a registered investment company to act as a manager of an underwriter syndicate, stating that “[n]othing contained in this subsection shall be deemed to preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.”1  The Trust further notes that

1
While the Trust notes that in connection with the adoption of Rule 12b-1, the SEC adopted Rule 17d-3, which exempts from Section 17(d) the payment of Rule 12b-1 fees to a distributor of an open-end fund, such exemption was granted “to the extent necessary” and should not be interpreted to preclude the applicability of the general carve-out of Section 17(d) as applying to underwriters of closed-end funds. In the Adopting Release for Rule 12b-1, the Staff of the SEC

Securities and Exchange Commission
October 13, 2010

the Staff of the Securities and Exchange Commission (the “SEC”) has consistently stated that service arrangements between a fund and an affiliate of a fund’s investment adviser do not implicate Section 17(d) and the rules thereunder.2

The Trust is not aware of any circumstance in which the Staff of the SEC has taken the position that the reimbursement of underwriter expenses would constitute a joint enterprise or joint arrangement that would implicate Section 17(d).  The Trust notes that reimbursement of certain underwriter expenses is typical in closed-end fund offerings, including offerings in which an affiliate of the fund’s investment adviser is a member of the underwriting syndicate.3  The Trust does not believe that a reimbursement of underwriter expenses generally, where the underwriting syndicate includes an affiliated underwriter, and a reimbursement of the affiliated underwriter specifically, should dictate a different outcome under Section 17(d).

You have also raised the question of whether the cap on reimbursement pursuant to the expense limitation raises concerns under Section 17(d).  As the Staff of the SEC has stated, Section 17(d) and Rule 17d-1 are “designed to regulate certain situations where persons making the investment decisions for the registered or controlled company may have a conflict of interest and the danger exists that the investment company or its controlled company may be overreached by such affiliated persons.”4  Alternatively, the Staff of the SEC has clarified that Section 17(d) and the rules thereunder are “designed to permit transactions between funds and these affiliated persons in circumstances in which it is unlikely that the affiliate would be in a position to take advantage of the fund.”5  The waiver of the reimbursement by Guggenheim Funds Distributors with respect to amounts in excess of the expense limitation does not raise concerns that the affiliate could take advantage of the Trust, but instead operates solely to benefit the Trust.  The Trust and its shareholders would receive the benefit of the distribution services provided on behalf of the Trust by Guggenheim Funds Distributors, but the expense limitation would serve to limit the amount noted in response to comments raised by commenters that the Staff  “wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of section 17(d) and rule 17d-3 of the Act.” Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

2
See e.g.  The Flex-fund, SEC No-Action Letter (pub. avail. Nov. 22, 1985) (“as a general matter, a service arrangement does not constitute a ‘joint enterprise or other joint arrangement or profit-sharing plan’ within the meaning of section 17(d) and rule 17d-1”).

3
See e.g. Nuveen Build America Bond Fund (File No. 333-164974, effective April 27, 2010) (fund paid the underwriters $156,745 as partial reimbursement for their expenses; affiliate of the Adviser serves as co-managing underwriter).

4
Notice of Proposal to Adopt a Revision of Rule 17d-1 Requiring Applications for Transactions in Which Investment Companies Participate with Affiliated Persons, Investment Co. Act Rel. No. 5128, (Oct. 13, 1967).

5	Transactions of Investment Companies With Portfolio and Subadviser Affiliates, Investment Co. Act Rel. No. 25888 (February 24, 2003).

Securities and Exchange Commission
October 13, 2010

of offering expenses, including the reimbursement of Guggenheim Funds Distributors, which the Trust and its shareholders would incur.  Fee waivers by investment advisers and other affiliated service provides are common within the registered investment company industry, and the Trust is unaware of any position by the Staff of the SEC which would suggest that such waivers for the benefit of a fund could implicate Section 17(d).  The Trust does not believe that the language of Section 17(d) or the policy concerns that motivated 17(d) would give rise to a different outcome with respect to a waiver of a reimbursement of distribution expenses than any other waiver by an investment adviser or other affiliated service provide of a fund.

Finally, the Trust notes that the reimbursement of the expenses of Guggenheim Funds Distributors are substantially similar to arrangements entered into by other closed-end funds, which have previously been reviewed by the SEC and FINRA.6

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman

6
See e.g. Claymore/Guggenheim Strategic Opportunity Fund (File No. 138686, effective July 26, 2007) (reimbursement provided for in preliminary prospectus, but offering expense limitation exceeded and therefore no reimbursement paid); Advent/Claymore Global Convertible Securities & Income Fund (File No. 333-140951, effective May 25, 2007); First Trust/Gallatin Specialty Finance and Financial Opportunities Fund (File No. 333-141457, effective May 25, 2007) (reimbursement provided for in preliminary prospectus, but offering expense limitation exceeded and therefore no reimbursement paid); First Trust Strategic High Income Fund III (File No. 333-139549, effective March 27, 2008).